# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hawthorn Bancshares, Inc (HWBK), CIK 0000893847
CUSIP: 420476103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 132 East High Street, Box 688, Jefferson City, Missouri (MO), 65102
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001171520-24-000122
Filed by CIK 0001599170

## Reporting persons
- FJ Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 506,624; sole dispositive power 0; shared dispositive power 506,624; aggregate amount beneficially owned 506,624 (7.25% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 382,364 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 17,819 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, 52,138 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, 19,749 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPV I LLC, of which FJ Capital Management LLC is the managing member, and 34,554 shares of common stock of the Issuer held by managed accounts that FJ Capital Management LLC manages; as such, the Reporting Person may be deemed to be a beneficial owner of the reported shares but as to which the Reporting Person disclaims beneficial ownership.
- Financial Opportunity Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 382,364; sole dispositive power 0; shared dispositive power 382,364; aggregate amount beneficially owned 382,364 (5.47% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 382,364 shares of common stock of the Issuer held by Financial Opportunity Fund LLC.
- Financial Opportunity Long/Short Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 17,819; sole dispositive power 0; shared dispositive power 17,819; aggregate amount beneficially owned 17,819 (0.26% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 17,819 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC.
- Financial Hybrid Opportunity Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 52,138; sole dispositive power 0; shared dispositive power 52,138; aggregate amount beneficially owned 52,138 (0.75% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 52,138 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC.
- Financial Hybrid Opportunity SPV I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 19,749; sole dispositive power 0; shared dispositive power 19,749; aggregate amount beneficially owned 19,749 (0.28% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 19,749 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC.
- Martin Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 506,624; sole dispositive power 0; shared dispositive power 506,624; aggregate amount beneficially owned 506,624 (7.25% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 382,364 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 17,819 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, 52,138 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, 19,749 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPV I LLC, of which FJ Capital Management LLC is the managing member, and 34,554 shares of common stock of the Issuer held by managed accounts that FJ Capital Management LLC manages; as such, Mr. Friedman may be deemed to be a beneficial owner of the reported shares but as to which Mr. Friedman disclaims beneficial ownership.

## Item 1. Issuer
Name of issuer: Hawthorn Bancshares, Inc (HWBK)
Address of issuer's principal executive offices: 132 East High Street, Box 688, Jefferson City, MO 65102

## Item 2. Person Filing
Name of person filing:
FJ Capital Management LLC
Financial Opportunity Fund LLC
Financial Opportunity Long/Short Fund LLC
Financial Hybrid Opportunity Fund LLC
Financial Hybrid Opportunity SPV I LLC
Martin Friedman
Address of principal business office or, if none, residence:
FJ Capital Management, LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Long/Short Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Hybrid Opportunity Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Hybrid Opportunity SPV I LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Martin Friedman
7901 Jones Branch Drive, Suite 210
McLean, VA 22102
Citizenship:
Financial Opportunity Fund LLC, Financial Opportunity Long/Short Fund LLC, Financial Hybrid Opportunity Fund LLC, Financial Hybrid Opportunity SPV I LLC, and FJ Capital Management LLC - Delaware limited liability companies
Martin Friedman - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
FJ Capital Management LLC - 506,624 shares
Financial Opportunity Fund LLC - 382,364 shares
Financial Opportunity Long/Short Fund LLC - 17,819 shares
Financial Hybrid Opportunity Fund LLC - 52,138 shares
Financial Hybrid Opportunity SPV I LLC - 19,749 shares
Martin Friedman - 506,624 shares
Percent of class:
FJ Capital Management LLC - 7.25%
Financial Opportunity Fund LLC - 5.47%
Financial Opportunity Long/Short Fund LLC - 0.26%
Financial Hybrid Opportunity Fund LLC - 0.75%
Financial Hybrid Opportunity SPV I LLC - 0.28%
Martin Friedman - 7.25%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
FJ Capital Management LLC - 506,624 shares
Financial Opportunity Fund LLC - 382,364 shares
Financial Opportunity Long/Short Fund LLC - 17,819 shares
Financial Hybrid Opportunity Fund LLC - 52,138 shares
Financial Hybrid Opportunity SPV I LLC - 19,749 shares
Martin Friedman - 506,624 shares
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
FJ Capital Management LLC - 506,624 shares
Financial Opportunity Fund LLC - 382,364 shares
Financial Opportunity Long/Short Fund LLC - 17,819 shares
Financial Hybrid Opportunity Fund LLC - 52,138 shares
Financial Hybrid Opportunity SPV I LLC - 19,749 shares
Martin Friedman - 506,624 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- FJ Capital Management LLC: Martin Friedman, Managing Member (10/17/2024)
- Financial Opportunity Fund LLC: FJ Capital Management LLC, Managing Member (10/17/2024)
- Financial Opportunity Fund LLC: Martin Friedman, Managing Member (10/17/2024)
- Financial Opportunity Long/Short Fund LLC: FJ Capital Management LLC, Managing Member (10/17/2024)
- Financial Opportunity Long/Short Fund LLC: Martin Friedman, Managing Member (10/17/2024)
- Financial Hybrid Opportunity Fund LLC: FJ Capital Management LLC, Managing Member (10/17/2024)
- Financial Hybrid Opportunity Fund LLC: Martin Friedman, Managing Member (10/17/2024)
- Financial Hybrid Opportunity SPV I LLC: FJ Capital Management LLC, Managing Member (10/17/2024)
- Financial Hybrid Opportunity SPV I LLC: Martin Friedman, Managing Member (10/17/2024)
- Martin Friedman: Martin Friedman, Individual (10/17/2024)